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Filed pursuant to Rule 424(b)(5)
Registration No. 333-10762

Prospectus Supplement to Prospectus dated November 30, 2000.

$500,000,000

Vodafone Group Plc
5.375% Notes due 2015
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     Interest on the notes is payable semi-annually on January 30 and July 30 of each year, beginning on July 30, 2003. The notes will mature on January 30, 2015. The notes will be unsecured and will rank equally with all other unsecured, unsubordinated obligations of Vodafone Group Plc from time to time outstanding.

     We may redeem some or all of the notes at any time and from time to time at the redemption price determined in the manner described in this prospectus supplement. We may also redeem the notes at any time at 100% of the principal amount upon the occurrence of certain tax events described in this prospectus supplement and the attached prospectus.

     The notes will be fully fungible with, and form a single issue and series with, our 5.375% Notes due 2015, of which $400,000,000 in principal amount were issued on December 18, 2002 and are outstanding.

     Application will be made to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

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     See “Risk Factors” beginning on page 3 of the attached prospectus and on page 29 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which is incorporated by reference in this prospectus supplement, to read about factors you should consider before investing in the notes.

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     Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

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	Per Note	Total

Initial price to public	103.179%	$515,895,000
Underwriting discount	0.297%	$1,485,000
Proceeds, before expenses, to Vodafone	102.882%	$514,410,000

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The offering price set forth above does not include accrued interest. Purchasers of the notes must also pay accrued interest on the notes from December 18, 2002 to the date the notes are delivered to the purchasers. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, referred to herein as DTC, against payment in New York, New York on or about April 10, 2003. The clearing and settlement system we will use is the book-entry system operated by DTC.

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Joint Book–Runners

Lehman Brothers           Salomon Smith Barney

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Prospectus Supplement dated April 3, 2003.

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     Unless otherwise stated in this prospectus supplement or the attached prospectus or unless the context otherwise requires, references in this prospectus supplement or the attached prospectus to “Vodafone”, “we”, “our”, “ours” and “us” are to Vodafone Group Plc.

INCORPORATION OF INFORMATION FILED WITH THE SEC

     The U.S. Securities and Exchange Commission, referred to herein as the SEC, allows us to incorporate by reference into this prospectus supplement and the attached prospectus the information filed with them, which means that:

•	incorporated documents are considered part of this prospectus supplement and the attached prospectus;

•	we can disclose important information to you by referring to those documents; and

•	information filed with the SEC in the future will automatically update and supersede this prospectus supplement and the attached prospectus.

     The information that we incorporate by reference is an important part of this prospectus supplement and the attached prospectus.

     We incorporate in this prospectus supplement and the attached prospectus by reference the documents described in “Where You Can Find More Information” in the attached prospectus which we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, except to the extent amended or superseded by subsequent filings. We also incorporate by reference any future filings that we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus supplement but before the end of the notes offering and that, in the case of any future filings on Form 6-K, are identified in such filing as being incorporated into this prospectus supplement or the attached prospectus.

     The documents incorporated by reference in this prospectus supplement and the attached prospectus and, in particular, those set forth below contain important information about Vodafone and its financial condition.

•	Vodafone's Annual Report on Form 20-F for the year ended March 31, 2002;

•	Vodafone's Form 6-K, dated November 12, 2002, which contains;

•	an extract from the Vodafone interim results announcement, dated November 12, 2002, containing unaudited consolidated interim financial information for Vodafone as of and for the six month periods ended September 30, 2002 and 2001;

•	a table showing the Ratio of Earnings to Fixed Charges and to Fixed Charges and Preference Share Dividends; and

•	recent legal proceedings;

•	Vodafone’s Form 6-K, dated December 2, 2002, which contains:

•	a brief description of recent transactions of Vodafone Group Plc and its subsidiary undertakings and other recent business developments;

•	a summary of Vodafone’s mobile telecommunications businesses’ customer information at September 30, 2002; and

•	unaudited interim consolidated financial information for Vodafone as of and for the six month periods ended September 30, 2002 and 2001, including comparative consolidated financial information for Vodafone as of and for the year ended March 31, 2002 including:

	•	Operating and Financial Review and Prospects;

	•	Consolidated Financial Statements; and

	•	Independent Review Report by Deloitte & Touche to Vodafone Group Plc;

•	Vodafone’s Form 6-K, dated December 6, 2002;

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•	Vodafone’s Form 6-K, dated December 18, 2002;

•	Vodafone’s Form 6-K, dated January 22, 2003 (relating to Cegetel Groupe S.A.);

•	Vodafone’s Form 6-K, dated January 22, 2003 (relating to Airtel Movil, S.A.);

•	Vodafone’s Form 6-K, dated January 23, 2003;

•	Vodafone’s Form 6-K, dated January 27, 2003; and

•	Vodafone’s Form 6-K, dated April 3, 2003.

     You should read “Where You Can Find More Information” in the attached prospectus for information on how to obtain the documents incorporated by reference or other information relating to Vodafone.

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GENERAL INFORMATION

     No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this prospectus supplement and the attached prospectus, and, if given or made, such information must not be relied upon as having been authorized. This prospectus supplement and the attached prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the notes to which it relates or an offer to sell or the solicitation of an offer to buy such notes by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the attached prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or that the information contained in this prospectus supplement and the attached prospectus is correct as of any time subsequent to its date.

     The distribution of this prospectus supplement and the attached prospectus and the offering and sale of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the attached prospectus come are required by us and the underwriters to inform themselves about and to observe any such restrictions.

RECENT DEVELOPMENTS

     Vodafone has made offers to purchase for cash up to an estimated $1.3 billion (dollar equivalent) aggregate principal amount of notes of various series due between 2005 and 2008 issued by its wholly owned subsidiary Vodafone Americas Inc. (previously AirTouch Communications, Inc.) and guaranteed by Vodafone.

     Vodafone has made offers to purchase outstanding shares in three of its listed European subsidiaries. The aggregate cash payment in connection with the three purchases of shares is estimated to total approximately €2.0 billion ($2.1 billion).

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DESCRIPTION OF NOTES

This section contains a brief description of the terms of the notes. For additional information about the notes and their terms, please see “Description of Debt Securities We May Offer” in the attached prospectus.

Notes	$500,000,000 principal amount of 5.375% Notes due 2015.

Maturity	We will repay the notes at 100% of their principal amount plus accrued interest on January 30, 2015.

Issue price	103.179%, plus accrued interest from December 18, 2002 to the date the notes are delivered to the purchasers. If the notes are delivered on April 10, 2003, the accrued interest from December 18, 2002 that purchasers of the notes must pay will be $16.72 (rounded) per $1,000 aggregate principal amount of notes.

Ranking	The notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Fungibility	The notes will be fully fungible with, and form a single issue and series with, our 5.375% Notes due 2015, of which $400,000,000 in principal amount were issued on December 18, 2002 and are outstanding.

Interest	Interest on the notes will accrue from December 18, 2002.

Interest payment dates	Semi-annually on January 30 and July 30.

First interest payment date	July 30, 2003.

Regular record dates for interest	Every January 15 and July 15.

Payment of additional amounts

We intend to make all payments on the notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the attached prospectus.

Optional make-whole redemption	We have the right to redeem the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 20 basis points. Adjusted

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treasury rate means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. Comparable treasury issue means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes. Comparable treasury price means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. Quotation agent means the reference treasury dealer appointed by the trustee after consultation with us. Reference treasury dealer means any primary U.S. government securities dealer in New York City selected by the trustee after consultation with us. Reference treasury dealer quotations means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

Optional tax redemption	We may redeem the notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this prospectus supplement in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the attached prospectus. In that event, we may redeem the outstanding notes in whole but not in part at any time, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Sinking fund	There is no sinking fund.

Book-entry issuance, settlement and clearance	We will issue the notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the notes through DTC and DTC and its direct and indirect participants will record your beneficial interest on their books. We will not issue certificated notes except in limited circumstances that we explain under “Legal Ownership — Global Securities — Special Situations in Which a Global Security Will be Terminated” in the attached prospectus. Settlement of the notes will occur through DTC in same day funds. For information on DTC’s book-entry system, see “Clearance

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and Settlement — The Clearance Systems — DTC” in the attached prospectus.

Restrictive covenants	The indenture relating to the notes does not contain any covenants restricting our ability to make payments, incur indebtedness, dispose of assets, enter into sale and leaseback transactions, pledge our assets to secure borrowings, issue and sell capital stock, enter into transactions with affiliates, create or incur liens on our property or engage in business other than our present business.

Defeasance	The notes will be subject to the defeasance and covenant defeasance provisions in the indenture described under “Description of Debt Securities We May Offer Defeasance and Discharge” in the attached prospectus.

Further issuances	We may, at our option, at any time and without the consent of the then existing noteholders issue additional notes in one or more transactions subsequent to the date of this prospectus supplement with terms (other than the issuance date, issue price and, possibly, the first interest payment date) identical to the notes issued hereby. These additional notes will be deemed to be part of the same series as the notes offered hereby and will provide the holders of these additional notes the right to vote together with holders of the notes issued hereby.

Listing	We will file an application to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

Use of proceeds	We intend to use the proceeds from the sale of the notes for general corporate purposes.

Risk factors	You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 3 of the prospectus and on page 29 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which is incorporated by reference in this prospectus supplement, for risks involved with an investment in the notes.

Trustee and principal paying agent	Citibank, N.A.

Timing and delivery	We currently expect delivery of the notes to occur on or about April 10, 2003.

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USE OF PROCEEDS

     We estimate that the net proceeds (after deduction of the underwriting discount but before expenses of the offering) from the sale of the notes will be approximately $514,410,000. We intend to use the proceeds from the sale of the notes for general corporate purposes.

TAXATION

     This section supplements the discussion under “Certain U.S. Federal and U.K. Tax Considerations—U.S. Federal Income Taxation—Debt Securities” in the attached prospectus relating to the notes.

     The U.S. Federal income tax consequences of directly owning a note are generally described under “Certain U.S. Federal and U.K. Tax Considerations—U.S. Federal Income Taxation—Debt Securities” in the attached prospectus relating to the notes, except that (1) capital gain of a non-corporate U.S. holder will be taxed at 18%, if a note is held for more than five years, (2) the “backup withholding” rate has been reduced to 30% for payments made in 2002 and 2003, 29% for payments made in 2004 and 2005 and 28% for payments made in 2006 and thereafter, and (3) the finalized treasury regulations described in the attached prospectus relating to the notes are effective.

     In addition, for U.S. Federal income tax purposes, if you are a U.S. holder (as defined in “Certain U.S. Federal and U.K. Tax Considerations”), you will reduce the amount that you take into income as interest by the amount of your purchase price of the note that represents accrued interest, according to your method of accounting. Your tax basis in the note will not include the amount of accrued interest. You may elect to treat the excess of your purchase price in the note (reduced by the amount of accrued interest) over the note’s principal amount as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your note by the amount of amortizable bond premium allocable to that year, based on your note’s yield to maturity. The election will apply to all debt instruments, other than debt instruments the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire. You may not revoke the election without the consent of the Internal Revenue Service.

     The U.K. income tax consequences of directly owning a note are generally described under “Certain U.S. Federal and U.K. Tax Considerations—U.S. Federal Income Taxation—Debt Securities” in the attached prospectus, subject to the comments set out below. The comments below are of a general nature based on U.K. law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. Any holders of notes who are in doubt as to their own tax position should consult their professional advisor.

•	So long as the notes continue to be listed on a recognized stock exchange within the meaning of section 841 Income and Corporation Taxes Act 1988, the notes will qualify for the “Quoted Eurobond” exemption and payments of interest may be made without withholding or deduction for or on account of U.K. income tax (including withholding by paying and collecting agents). The exemption from withholding or deduction for or on account of U.K. income tax applies so long as the notes qualify for the “Quoted Eurobond” exemption.

•

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or the person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

•	Holders of the notes should note that the provisions relating to additional amounts described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the attached prospectus would not apply if the Inland Revenue sought to assess directly the person entitled to the relevant interest to U.K. tax. However exemption from, or reduction of, such U.K. tax liability might be available under an appropriate double taxation treaty.

•	A new Convention between the United States and the United Kingdom for the Avoidance of Double Taxation came into force on March 31, 2003. A U.S. holder (as defined in “Certain U.S.

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Federal and U.K. Tax Considerations” in the attached prospectus) that is eligible for the benefits of the new Convention, referred to as an “eligible U.S. holder”, will be entitled to receive payments of interest free of withholding of U.K. tax and may be able to obtain a direction to that effect from the Inland Revenue. However, a direction will only be issued on prior application to the Inland Revenue by the eligible U.S. holder in question. Prospective holders of notes should consult their respective tax advisors to determine their eligibility for the benefits of this new Convention.

•	A transfer of notes by a holder resident or ordinarily resident for tax purposes in the U.K. or who carries on a trade, profession or vocation in the U.K. through a branch or agency to which the notes are attributable may give rise to a charge to tax on income in respect of an amount representing interest on the notes which has accrued since the preceding interest payment date and after the date on which the holder acquired the notes. Such holders should also note that since the purchase price of the notes on issue includes accrued interest, the issue of the notes shall be treated as a transfer, with the result that, on the next interest payment date, such holders will only be charged to tax on income in respect of interest that has accrued on the notes from the date of issue. For the avoidance of doubt, such holders will then be charged to tax on income in respect of all the interest received on each subsequent interest payment date.

•	In relation to inheritance tax, since the notes are fully registered, if a register is maintained in the United Kingdom, there may be a liability for inheritance tax.

•	Since the publication of proposals in May 1998 by the European Commission regarding the taxation of income of non-residents, the Council of the European Union has published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment.

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CAPITALIZATION AND INDEBTEDNESS

The following table sets out our unaudited called up share capital, and the borrowings and indebtedness of Vodafone and its consolidated subsidiaries, referred to as the Group, as at February 28, 2003.

	At February 28, 2003

	£	$
	(in millions)
Share Capital

Called up share capital – (78 billion ordinary shares of $0.10 each, authorized, 68,176,702,609 ordinary shares allotted, issued and fully paid and 50,000 7% cumulative fixed rate shares denominated in £1 shares)	4,275	6,728

Borrowings and Indebtedness

The borrowings and indebtedness of Vodafone Group, excluding intra-group borrowings, at February 28, 2003 were as follows:
	At February 28, 2003

	£	$
	(in millions)

Total borrowings and indebtedness (1) – (10)	14,396	22,656

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(1)	The total sterling amount has been expressed in U.S. dollars solely for convenience and translated at the Federal Reserve noon buying rate on February 28, 2003, which was $1.5737 to £1.00.

(2)	All borrowings and indebtedness were unsecured, except for indebtedness in respect of Vodafone Egypt of £199 million ($314 million) and in respect of Japan Telecom Co. Ltd, of £43 million ($68 million). Borrowings and indebtedness include long term and short term borrowings and finance lease obligations.

(3)	Total indebtedness includes £1,006 million ($1,584 million) of notes issued by Vodafone Americas Inc. (formerly AirTouch Communications, Inc.), a Yen 50 billion ($423 million) borrowing of J-Phone Co. Ltd and a Yen 225 billion ($1,901 million) borrowing of J-Phone Finance Co. Ltd. which are guaranteed by Vodafone. No other indebtedness in the nature of borrowing in the Group is guaranteed.

(4)	In February 2003, the Group completed the purchase of bonds which were issued by its wholly owned subsidiary Vodafone Finance BV (previously Mannesmann Finance BV) and guaranteed by Vodafone Holding GmbH (previously Mannesmann AG), also wholly owned, for approximately €3.6 billion.

(5)	At February 28, 2003, the Group had guaranteed or indemnified bank and other facilities, in respect of the Group’s joint ventures, associated undertakings and investments, of £309 million ($486 million). In addition, Vodafone and its subsidiary Vodafone AG have guaranteed financial indebtedness and issued performance bonds for £92 million ($145 million) in respect of Atecs Mannesmann which has been sold and for which counter indemnities have been received from the purchasers. At February 28, 2003 the Group has issued performance bonds with an aggregate value of £1,724 million ($2,714 million) in respect of undertakings to roll out second and third generation networks by its subsidiaries in Spain and Germany and a further £245 million ($385 million) in respect of other obligations.

(6)	As at February 28, 2003, the Group had cash and liquid investments of £1,001 million ($1,576 million) giving total net borrowings and indebtedness of £13,395 million ($21,080 million).

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(7)	Vodafone has made offers to purchase outstanding shares in three of its listed European subsidiaries. The aggregate cash payment in connection with the three purchases of shares is estimated to total approximately €2.0 billion ($2.1 billion).

(8)	Vodafone has made offers to purchase for cash up to an estimated $1.3 billion (dollar equivalent) aggregate principal amount of notes of various series due between 2005 and 2008 issued by its wholly owned subsidiary Vodafone Americas Inc. (previously AirTouch Communications, Inc.) and guaranteed by Vodafone.

(9)	In April 2003, the Group launched two bond offerings with maturities of 2008 and 2015 with an aggregate principal amount of €750 million ($805 million).

(10)	Except as described above, there has been (i) no material change in the Group’s share capital and (ii) no material change in the borrowings and indebtedness or contingent liabilities of the Group since February 28, 2003.

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UNDERWRITING

     We have entered into an underwriting agreement and a pricing agreement with the underwriters listed below. Subject to certain conditions, we have agreed to sell and each underwriter has severally agreed to purchase the principal amount of notes indicated opposite such underwriter’s name in the following table.

Underwriter	Principal Amount of Notes

Lehman Brothers Inc.	$ 250,000,000
Salomon Smith Barney Inc.	$ 250,000,000

Total	$ 500,000,000

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.175% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.075% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The notes are new issues of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     Delivery of the notes will be made against payment on April 10, 2003. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market prices of notes while the offering is in progress.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of notes. As a result, the prices of notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     In the ordinary course of their respective businesses the underwriters and their affiliates have engaged and may in the future engage in various banking and financial services for and commercial transactions with us and our affiliates.

     We estimate that our total allocable expenses of this offering, excluding the underwriters discount, will be approximately $200,000. The underwriters have agreed to reimburse us for certain of these expenses.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     Application will be made to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

     Each underwriter has agreed that, in connection with the distribution of the notes, directly or indirectly:

•	it and each of its affiliates has not offered or sold and will not offer or sell any such notes to persons in the United Kingdom prior to the expiry of the period of six months from the date of the issue of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which

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have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Vodafone.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the attached prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the attached prospectus are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the attached prospectus is current only as of the date of this prospectus supplement.

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TABLE OF CONTENTS

Prospectus Supplement

Prospectus
Risk Factors	3
About This Prospectus	6
Where You Can Find More Information	6
Forward-Looking Statements	8
Vodafone	10
Ratio of Earnings to Fixed Charges and to Fixed Charges and Preference Shares Dividends	12
Use of Proceeds	12
Legal Ownership	12
Description of Debt Securities We May Offer	15
Description of Warrants	29
Description of Preference Shares We May Offer	34
Clearance and Settlement	36
Certain U.S. Federal and U.K. Tax Considerations	40
Plan of Distribution	46
Validity of Securities	46
Experts	47
Enforceability of Certain Civil Liberties	48

$500,000,000

Vodafone Group Plc

5.375% Notes due 2015

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PROSPECTUS SUPPLEMENT
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Joint Book–Runners

LEHMAN BROTHERS

SALOMON SMITH BARNEY

Prospectus Supplement dated April 3, 2003